Exhibit (a)(1)(xiii)

SCHEDULE B

SUMMARY FINANCIAL INFORMATION OF MF GLOBAL LTD.

We derived the summary consolidated statements of operations for the six months ended September 30, 2009 and 2008 and our consolidated balance sheet as of September 30, 2009 from our unaudited consolidated financial statements from our Quarterly Report on Form 10-Q for the period ended September 30, 2009, which we filed with the SEC and which we incorporate by reference into this Offer to Exchange. We derived the summary consolidated and combined statements of operations for fiscal years ended March 31, 2009 and 2008 and our consolidated balance sheets data as of March 31, 2009 and 2008 from our audited consolidated and combined financial statements from our Current Report on Form 8-K, dated August 7, 2009, which we filed with the SEC and which we incorporate by reference into this Offer to Exchange. Our consolidated and combined financial statements were prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. Our historical financial data are not necessarily indicative of our results for any future period. In management’s opinion, the unaudited financial information set forth below has been prepared on substantially the same basis as the audited consolidated and combined financial statements and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the unaudited consolidated data.

Consolidated and Combined Statements of Operations

(Dollars in thousands, except share data)

	Year ended March 31,		Six Months ended September 30,
	2009	2008	2009	2008
Total revenues	$2,914,811	$6,019,847	$1,003,184	$1,747,324
Revenues, net of interest and transaction-based expenses	1,426,666	1,636,259	523,560	747,542
Income/ (loss) before provision for income taxes	9,949	3,599	(52,777)	44,599
Net (loss)/ income	(48,082)	(64,671)	(32,444)	25,040
Net (loss)/ income attributable to MF Global Ltd.	(49,058)	(69,542)	(33,485)	23,802
Net (loss)/ income applicable to common shareholders	(69,685)	(69,542)	(48,841)	16,579
(Loss)/ earnings per share
Basic	$(0.58)	$(0.60)	$(0.40)	$0.14
Diluted	$(0.58)	$(0.60)	$(0.40)	$0.14
Weighted average common shares outstanding
Basic	121,183,447	115,027,797	123,087,787	120,279,627
Diluted	121,183,447	115,027,797	123,087,787	120,279,627

Condensed Consolidated Balance Sheets

(Dollars in thousands)

	September 30,	March 31,
	2009	2009	2008
Assets
Cash and cash equivalents	$796,794	$639,183	$1,481,084
Restricted cash and segregated securities	9,641,583	9,670,494	12,047,009
Securities purchased under agreements to resell	21,596,697	12,902,670	13,022,376
Securities borrowed	12,084,932	8,624,906	4,649,172
Securities received as collateral	53,013	54,488	623,752
Securities owned	11,587,792	3,605,908	7,380,290
Receivables	3,313,253	2,925,852	9,495,664
Memberships in exchanges, at cost	6,565	6,370	8,909
Furniture, equipment and leasehold improvements, net	67,917	62,717	54,911
Goodwill	—	—	74,145
Intangible assets, net	136,608	151,688	193,180
Other assets	208,812	191,359	224,379

Total Assets	59,493,966	38,835,635	49,254,871

Liabilities and Equity
Short-term borrowings, including current portion of long-term borrowings	152,291	148,835	1,729,815
Securities sold under agreements to repurchase	32,403,380	14,271,698	18,638,033
Securities loaned	4,747,119	5,951,679	3,188,154
Obligation to return securities borrowed	53,013	54,488	623,752
Securities sold, not yet purchased, at fair value	5,142,509	2,884,591	1,869,039
Payables	14,656,661	12,845,371	21,632,716
Accrued expenses and other liabilities	191,182	293,207	313,507
Long-term borrowings	698,681	938,007	—

Total Liabilities	58,044,836	37,387,876	47,995,016
Preference shares	224,202	224,202	—
Total Equity	1,224,928	1,223,557	1,259,855

Total Liabilities and Equity	$59,493,966	$38,835,635	$49,254,871